

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

October 1, 2009

Aaron Shrira, President
Journal of Radiology, Inc.
2230 Michigan Avenue
Santa Monica, California 90404

      RE: Journal of Radiology, Inc.
              Registration Statement on Form 10
              Filed September 4, 2009
              File No. 0-53780

Dear Mr. Shrira:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g)(1), and then you will become subject to the applicable SEC reporting obligations. If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

2. Please remove references to Regulation SB throughout your registration statement. We note, for instance, your references to Forms 10-KSB, 10-SB, to Item 404 of

Regulation S-B on pages 3, 6, and 14 respectively.

Background and Predecessor, page 2

3. Please describe more detail about AP Corporate Services, Inc.'s background, the Chapter 11 bankruptcy proceedings, the purpose for the establishment of Journal of Radiology, Inc., and the issuance of the 1,085,000 shares of common stock that was distributed to AP's general unsecured creditors, administrative creditors, and shareholders. Disclose the relationship between AP Corporate Services, Inc. and your officers and directors.

Description of Current Business, page 2

4. Please clarify why management believes that a merger or acquisition can provide an additional source of recovery for AP's creditors as envisioned in AP's bankruptcy plan of reorganization.

Statement of Operations, page 3

5. We note you report a net loss of $1,085, basic (loss) per share of $ 0.0010 and weighted average number of common shares outstanding of 1,085,000 for the period from May 21, 2009 (Inception) to June 30, 2009. We further note you report diluted (loss) per share of $.0002 and weighted number of shares outstanding after exercise of 5,000,000 warrants of 6,085,000 for the same period. It is unclear to us why diluted (loss) per share and the weighted number of shares outstanding do not equal the same amounts for basic (loss) per share and weighted number of shares outstanding, as the warrants appear to be antidilutive. Please advise. Refer to paragraphs 11 – 12 of SFAS 128.

Acquisition of Opportunities, page 3

6. Please provide more detail as to how the company intends to search for a target company, addressing matters such as the approximate number of persons who will be contacted or solicited and their relationship to the company's promoters or management.

We face intense competition in the publishing industry, page 5

7. Please revise your disclosure in the first sentence of this risk factor since you are not a participant in the professional publication industry.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

8. Please disclose that management is not contractually obligated to pay the expenses noted.

Other Offerings, page 13

9. Please provide a discussion of any blank check or shell companies in which your promoters and management may have been involved. The discussion should include the name of each company, the date of the initial public offering or registration, offering price, aggregate dollar amount raised, purpose of the offering, any business combinations that have occurred, dates of such transactions, consideration given and received and management's subsequent involvement in the company.

Item 7. Certain Relationships and Related Transactions, page 14

10. Please state the names of the promoters, the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the company and the nature and amount of any assets, services or other consideration therefore received or to be received by the company. If applicable, also describe any assets acquired or to be acquired by the company from a promoter. See Item 404(c) of Regulation S-K

Financial Statements

11. Please tell us where the 5,000,000 warrants have been included in your financial statements and how you have accounted for them.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Tracey McKoy, Staff Accountant, at (202) 551-3772 with any questions regarding the financial statements. You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Daniel C. Masters, Esq.
        P. O. Box 66
        La Jolla, CA 92038